Mail Stop 3561

								January 9, 2006

Mr. Charles D. Newman, CEO
Sonoma College, Inc.
1304 South Pointe Blvd., Suite 280
Petaluma, CA 94954

      Re:	Sonoma College, Inc.
   Registration Statement on Form SB-2
      Amendment No. 7 filed December 12, 2005
   File No. 333-120671

Dear Mr. Newman:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Management`s Discussion and Analysis of Financial Condition on
Plan
of Operation, page 41

1. We note your response to our previous comment seven and we reissue the comment. It is unclear from your response which numbers in earlier amendments were incorrect. Please revise to address the company`s reduction in employees from 73 employees to 51 employees and the reduction in full-time faculty from 8 to 6 members with a reduction in part-time faculty from 36 to 29 members.

Part II

Recent Sales of Unregistered Securities

2. We note your response to our previous comment 13 and we reissue the comment. We were unable to find the agreement with the amendment. Please provide us with a copy of the agreement between Sonoma College and Mr. Landin concerning the issuance of the
156,250
shares.  We may have further comment.

3. We note your response to comment 14 and the changes made in the "Recent Sales of Unregistered Securities" section. For each of the private placement offerings you must indicate all the facts supporting the availability of the exemption from registration contained in Section 4(2) of the Securities Act of 1933. We may have additional comment.

* * * * *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your response to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.










      You may contact Brian Bhandari at (202) 551-3390 or Terence O`Brien at (202) 551-3355 if you have questions regarding the financial statements and related matters. Please contact Thomas Kluck at (202) 551-3233 or David Link, who supervised the review of your filing, at (202) 551-3356 with any other questions.

								Sincerely,



      John Reynolds
      Assistant Director

cc:	Stephen J. Czarnik
	Fax (212) 937-3870

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Mr. Charles D. Newman, CEO
Sonoma College, Inc.
January 9, 2006
Page 1